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                            September 24, 2021

       Thomas Kim
       Chief Executive Officer
       Enfusion, Inc.
       125 South Clark Street, Suite 750
       Chicago, IL 60603

                                                        Re: Enfusion, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 17,
2021
                                                            File No. 333-259635

       Dear Mr. Kim:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed September 17, 2021

       Use of Proceeds, page 54

   1. You revised to disclose that a portion of the proceeds of this offering will result in
                                                        Enfusion Ltd. LLC
repaying outstanding indebtedness under your credit facility. Please revise to provide
disclosure responsive to Instruction 4 to Item 504 of Regulation S-K, including the interest
rate and maturity date of such indebtedness.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Thomas Kim
Enfusion, Inc.
September 24, 2021
Page 2

        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,
FirstName LastNameThomas Kim
                                                         Division of
Corporation Finance
Comapany NameEnfusion, Inc.
                                                         Office of Technology
September 24, 2021 Page 2
cc:       Gregg L. Katz, Esq.
FirstName LastName